Exhibit 99.2

WOORI FINANCIAL GROUP

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

ATTACHMENT: INDEPENDENT AUDITOR’ REPORT

WOORI FINANCIAL GROUP

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 16, 2020

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Report on the Separate Financial Statements

Audit Opinion

We have audited the separate financial statements of Woori Financial Group (the “Company”), which comprise the separate statement of financial position as of December 31, 2019, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows, for the period from January 11, 2019 (date of incorporation) to December 31, 2019, and a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the the period from January 11, 2019 (date of incorporation) to December 31, 2019 in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Audit Opinion

We conducted our audits in accordance with the Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements, including those related to independence, that are relevant to our audit of the separate financial statements in the Republic of Korea as required by prevailing audit regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Impairment Losses of Subsidiary Investment Equities in compliance with K-IFRS 1036 ‘Impairment of Assets’

Key audit matter description

As described in notes 2 and 9, the company accounts for its investment in subsidiaries by selecting the cost method in accordance with K-IFRS 1027 and assessing their potential for impairment. If there is any indication of objective impairment, the difference between the recoverable amount and the carrying amount of the subsidiary investment shares is recognized as impairment losses, and the recoverable amount is measured by calculating the estimated future cash flows based on the previous financial and operating plan data.

The measure of recoverable amount of subsidiary investment shares uses discount rate, growth rate and expected economic indicators, and significant management judgment is involved in determining their adequacy.

Given the high level of estimation and judgement of management, the audit of impairment assessment of subsidiary investment shares involves complex and subjective judgment by experts. Therefore, we selected the impairment loss assessment of subsidiaries’ investment shares as the key audit matter

How the scope of our audit responded to the key audit matter

Our audit procedures related to the assumptions and unobservable inputs used by management for the estimate of the recoverable amount included the following:

-	The effectiveness of the design and operation of internal controls related to the impairment assessment process, including the use of external experts by the company’s management, has been tested.

-

We verified the process of determining the rationale of the input variables used and the discount rate, growth rate, and expected economic indicators by using the shareholder cash flow discount method by engaging a fair value valuation specialist.

-	The recoverable amount was recalculated by considering the discount rate and future cash flows deemed appropriate with the fair value valuation specialist.

Responsibilities of Management and the Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation of the accompanying separate financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management of the Company is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance of the Company with a statement that we have complied with relevant ethical requirements, including those related to independence, and to communicate with them all matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Tae Jin Jo.

March 16, 2020

Notice to Readers

This report is effective as of March 16, 2020 the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the auditors’ report.

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019

December 31, 2019
(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 5 and 28)	43,670
Financial assets at fair value through profit or loss (“FVTPL”) (Note 4, 6, 8 and 16)	9,434
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 28)	1,269,203
Investments in subsidiaries (Note 9 and 28)	19,873,593
Premises and equipment (Note 10 and 28)	7,383
Intangible assets (Note 11)	3,310

Total assets	21,206,593

LIABILITIES
Debentures (Notes 4, 8 and 12)	947,679
Provisions (Note 13)	600
Net defined benefit liability (Note 14)	3,482
Current tax liabilities (Note 25)	133,526
Deferred tax liabilities (Note 25)	154
Other financial liabilities (Notes 4, 8, 15, 28 and 29)	10,745
Other liabilities (Notes 15 and 28)	4,142

Total liabilities	1,100,328

EQUITY
Owners’ equity:
Capital stock (Note 17)	3,611,338
Hybrid security (Note 17)	997,544
Capital surplus (Note 17)	14,874,084
Other equity (Note 17)	(631)
Retained Earnings (Note 17) (Regulatory reserve for credit loss has no balance. Regulatory reserve for credit loss to be reserved is 692 million Won. Planned provision of regulatory reserve for credit loss is 692 million Won)	623,930

Total equity	20,106,265

Total liabilities and equity	21,206,593

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PEIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

For the period from January 11, 2019 (Date of incorporation) to December 31, 2019
(Korean Won in millions, except for per share data)
Interest income	7,741
Interest expense	(7,701)

Net interest income (Note 8,18 and 28)	40

Fees and commissions income	—
Fees and commissions expense	(15,833)

Net fees and commissions loss (Note 19 and 28)	(15,833)

Dividend income (Note 20 and 28)	676,000
Net gain on financial instruments at FVTPL (Note 8 and 21)	9,434
Impairment losses due to credit loss (Note 8, 22 and 28)	(263)
General and administrative expenses (Notes 23 and 28)	(39,941)

Operating income	629,437

Net other non-operating expense	(750)

Non-operating loss (Note 24)	(750)

Net income before income tax expense	628,687

Income tax expense (Note 25)	(394)

Net income for the period (Adjusted net income after the provision of regulatory reserve: For the period from January 11, 2019 (Date of incorporation) to December 31, 2019: 627,601 million Won) (Note 17)	628,293

Remeasurement of the net defined benefit liability	(631)

Other comprehensive loss, net of tax	(631)

Total comprehensive income	627,662

Basic and diluted income per share (in Korean Won) (Note 26)	900

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

	Capital stock	Capital surplus	Hybrid Security	Other equity	Retained Earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
New stock issuance (Comprehensive stock exchange)	210,516	309,460	—	—	—	519,976
New stock issuance costs	—	(1,013)	—	—	—	(1,013)
Net income	—	—	—	—	628,293	628,293
Remeasurement of the net defined benefit liability	—	—	—	(631)	—	(631)
Issuance of hybrid security	—	—	997,544	—	—	997,544
Dividends to hybrid security	—	—	—	—	(4,363)	(4,363)

December 31, 2019	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

For the period from January 11, 2019 (Date of incorporation) to December 31, 2019
(Korean Won in millions)
Cash flows from operating activities:
Net income	628,293
Adjustments:
Income tax expense	394
Interest income	(7,741)
Interest expense	7,701
Dividend income	(676,000)

(675,646)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	263
Retirement benefits	4,899
Depreciation and amortization	4,098

9,260

Deductions of incomes not involving cash in-flows:
Gain on valuation of financial instruments at FVTPL	9,434

9,434

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(1,365)
Net defined benefit liabilities	(1,687)
Other financial liabilities	7,055
Other liabilities	4,142

8,145

Interest income received	4,082
Interest expense paid	(6,097)
Dividend income received	676,000

Net cash provided by operating activities	634,603

Cash flows from investing activities:
Cash in-flows from investing activities	—
Cash out-flows from investing activities:
Acquisition of investments subsidiaries	1,370,785
Acquisition of premises and equipment	6,722
Acquisition of intangible assets	4,630
Increase in guarantee deposits for leases	955
Increase in other investment assets	1,130,000

2,513,092

Net cash used in investing activities	(2,513,092)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	64,769
Issuance of debentures	947,604
Issuance of hybrid security	997,544

2,009,917

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

(CONTINUED)

For the period from January 11, 2019 (Date of incorporation) to December 31, 2019
(Korean Won in millions)
Cash out-flows from financing activities:
Decrease in borrowings	64,769
Repayment of lease liabilities	1,289
New stock issuance costs	17,337
Dividends to hybrid security	4,363

87,758

Net cash provided by financing activities	1,922,159

Net increase in cash and cash equivalents	43,670

Cash and cash equivalents, date of incorporation (Note 5)	—

Cash and cash equivalents, end of the year (Note 5)	43,670

See accompanying notes

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

1.	GENERAL

(1)	Woori Financial Group

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Company”) was established in accordance with the Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of September 30, 2019, the common stock of the Company amounts to 3,611,338 million Korean won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 124,604,797 shares (17.25% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its American Depositary Shares (“ADS”) are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	The stock transfer of the Company and its subsidiaries on the date of incorporation is as follows (Unit: Number of shares):

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the company acquired a 73% stake in Woori Asset Management Co. (Formerly Tongyang Asset Management Co.). The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019 and the company gained 100% control of Woori Global Asset Management Co. (formerly ABL Global Asset Management Co.) to add as a consolidated subsidiary at the end of 2019.

The company paid 598,391 million won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the company acquired a 67.2% interest in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.).

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). Significant accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the K-IFRS, and the separate financial statements are prepared in accordance with K-IFRS 1027 “Separate Financial Statements”. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period on the cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The financial statements of the company were approved with adjustments as of March 3, 2020 after the initial approval for the issuance as of February 7, 2020, and are planned to be finalized at the shareholder’s meeting on March 25, 2020.

1.1	It is believed that the following issued and revised standards that have been newly applied during the current term will not have a significant impact on the company.

-	K-IFRS 2123 Uncertainty over Income Tax Treatments (Issued)

-	K-IFRS 1109 Financial Instruments (Revised)

-	K-IFRS 1028 Investment in Associates and Joint Ventures (Revised)

-	K-IFRS 1019 Employee Benefits (Revised)

-	K-IFRS 1115 Revenue from Contracts with Customers (Revised)

-	Annual Improvements to IFRSs 2015-2017 Cycle

The annual improvements include partial amendments of K-IFRS 1012 ‘Income Tax,’ K-IFRS 1023 ‘Borrowing Cost,’ K-IFRS 1103 ‘Business Combination’ and K-IFRS 1111 ‘Joint Arrangements.’

1.2

The details of K-IFRSs that have been issued and published as of the date of issue approval of the financial statements but have not yet reached the effective date, and which the Company has not applied at an earlier date are as follows:

-	Revised Conceptual Framework for Financial Reporting

-	Revised K-IFRS 1103 ‘Business Combinations’

-	Revised K-IFRS 1001 ‘Financial Statements Presentation’ and K-IFRS 1008 ‘Accounting policies, changes in Accounting Estimates and Errors’

It is believed that the above revised standards will not have a significant impact on the company.

(2)	Investments in subsidiaries and Associates in separate financial statements

The Company selects and processes the cost method in accordance with K-IFRS 1027 for investments in subsidiaries, associates and jointly controlled entities, except for those classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale and Discontinued Operations’. Dividends received from subsidiaries, associates and jointly controlled entities are recognized as dividend income when the right to receive dividends is established.

(3)	Revenue recognition

3.1 Revenue from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

3.2 Revenues from sources other than contracts with customers

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

(4)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

(5)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(6)	Financial assets and financial liabilities

The Company’s accounting policies in accordance with the newly adopted K-IFRS 1109 are as follows:

6.1	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

6.1.1	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets.

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

6.1.2	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Company’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

6.1.2.1	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

6.1.2.2	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments)

6.1.2.3	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

6.2	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial liability forms part of the Company’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

6.3	Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

6.4	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In cases when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

6.5	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely limited, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

6.5.1	Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

- Financial assets at amortized cost

- Debt instruments measured at FVTOCI

- Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(8)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Leasehold Improvement	5 years
Properties for business purpose	5 years
Right-of-use asset	Lease period

The Company reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(9)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Software	5 years or period of use
Development cost	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(10)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(11)	Provisions

The Company recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

Where the Company is required to restore a leased property that is used as an office to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(12)	Equity instruments issued by the Company

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. In case of hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets related to financial instruments, they are classifies as equity instruments and presented as part of equity.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(13)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(14)	Share-based payments

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(15)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Company, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Company paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(16)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(17)	Leases

17.1	Definition of lease

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. For a contract that contains a lease component, as a practical expedient, the company may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed a question about how to determine the lease term for cancellable or renewable leases and according to the interpretation, the lease term will depend on both the termination penalties in the contract and the broader economics of the contract. Agenda decisions issued by the Interpretations Committee do not have an application date, but are expected to be implemented as soon as possible. The Company is currently assessing the impact of the agenda decision and does not expect a material impact to the financial statement.

17.2	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability. If a right-of-use asset satisfies the definition of an investment property, it can be presented as an investment property. A right-of-use asset as an investment property is initially measured at a cost and subsequently measured at fair value, in line with the Company’s accounting policy on the investment property.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

A Company’s judgment is used when determining the lease term for some contracts that contain extension options. The assessment on whether the Company is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

The Company chose not to recognize the right-of-use asset and the lease liability for the short-term leases and some leases for which the underlying asset is of low value (e.g. IT facilities). The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

17.3	Lessor

The Company classifies its leases as either an operating lease or a finance lease, and has different accounting treatments for the two types of lease.

According to the Standards, if a lessor subleases an asset, the head lease and sublease must be accounted for as separate contracts, and the sublease is classified by reference to the assets arising from its head lease.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2, (6.5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

KIFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

(5)	Impairment of non-monetary assets

At the end of each reporting period, the company assesses the existence of impairment indications for all non-monetary assets. An intangible asset with indefinite useful life is tested for impairment annually or in the event of signs of impairment, and other non-monetary assets are tested for impairment when there are indications that the carrying amount will be not recoverable. To calculate value in use, management estimates future expected cash flows from the asset or cash-generating unit and selects an appropriate discount rate to calculate the present value of this future cash flow.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1.1    Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

1.2    Maximum exposure to credit risk

The maximum exposure to credit risk for financial instruments is as follows (Unit: Korean Won in millions):

		December 31, 2019
Loans and other financial assets at amortized cost	Banks	1,228,918
	Corporates	40,285

		1,269,203

Financial assets at FVTPL	Derivatives	9,434

	Total	1,278,637

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

December 31, 2019
Korea
Loans and other financial assets at amortized cost	1,269,203
Financial assets at FVTPL	9,434

Total	1,278,637

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2019
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,267,228	1,975	1,269,203
Financial assets at FVPTL	9,434	—	9,434

Total	1,276,662	1,975	1,278,637

1.3	Credit risk exposure

The credit soundness for financial assets is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Allowance for loan losses	Total, net	Collateral value of impaired asset
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203	—
Banks	1,229,181	—	—	—	—	1,229,181	(263)	1,228,918	—
Corporates	40,285	—	—	—	—	40,285	—	40,285	—
General corporates	40,285	—	—	—	—	40,285	—	40,285	—

Total	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203	—

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. The Company’s major market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	445,070	733,330	—	—	—	—	1,178,400
Liability:
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

3.1	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

3.2	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335.	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335.	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

(4)	Capital management

The Company complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the company.

According to the above regulations, the Company is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.0%, a Tier 1 capital ratio of 8.5% and a minimum total capital ratio of 10.5% as of December 31, 2019, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2019 are as follows (Unit: Korean Won in millions):

December 31, 2019
Tier 1 capital	19,135,300
Other Tier 1 capital	3,340,252
Tier 2 capital	4,639,519

Total risk-adjusted capital	27,115,071

Risk-weighted assets for credit risk	209,802,895
Risk-weighted assets for market risk	5,586,757
Risk-weighted assets for operational risk	12,656,301

Total risk-weighted assets	228,045,953

Common Equity Tier 1 ratio	8.39%

Tier 1 capital ratio	9.86%

Total capital ratio	11.89%

5.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

December 31, 2019
Demand deposits	43,670

(2)	Significant transactions not involving cash inflows and outflows from investing and financing activities are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Changes in right-of-use assets due to new contract	3,439
Changes in lease liabilities due to new contract	2,812
Comprehensive stock transfer	18,502,760

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the period from January 11,2019 (date of incorporation) to December 31, 2019
	Beginning	Cash flow	Not involving cash inflows and outflows			Ending
			Foreign Exchange	Variation of gains on valuation of hedged items	Others
Debentures	—	947,604	—	—	75	947,679
Lease liabilities	—	(1,289)	—	—	2,857	1,568

Total	—	946,315	—	—	2,932	949,247

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

December 31, 2019
Financial assets at FVTPL	9,434

(2)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

December 31, 2019
Derivatives	9,434

(3)	As of December 31, 2019, the Company does not hold financial assets designated at FVTPL.

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

December 31, 2019
Due from banks	1,129,738
Other financial assets	139,465

Total	1,269,203

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

December 31, 2019
Due from banks in local currency:
Due from depository banks	1,130,000
Allowance for credit loss	(262)

Total	1,129,738

(3)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

3.1	Allowance for credit losses

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(262)	—	—	(262)

Ending balance	(262)	—	—	(262)

3.2	Gross carrying amount

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase and decrease	1,130,000	—	—	1,130,000

Ending balance	1,130,000	—	—	1,130,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in million):

December 31, 2019
Receivables	134,891
Accrued income	3,641
Lease deposits	934
Allowance for credit loss	(1)

Total	139,465

(5)	Changes in the loss allowance and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

5.1	Allowance for credit loss

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

5.2	Gross carrying amount

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	139,466	—	—	139,466

Ending balance	139,466	—	—	139,466

8.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1— When fair value of a financial instrument is measured using its fair value at the quoted price in the active market, the fair value of such financial instruments is classified as Level 1. The types of financial instruments generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs. The types of financial instruments generally included in Level 2 are most of the debt securities both in local and foreign currencies and regular OTC derivatives such as swaps, forwards, options, etc.

•

Level 3— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market. The types of financial instruments generally included in Level 3 are non-public securities, complex structured debt securities, and complex OTC derivatives.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair value
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL:
Derivative assets	—	—	9,434	9,434

Financial assets measured at FVTPL are recognized at fair value. Fair value refers to the price that will be paid at the measurement date as the assets are sold or the liabilities transferred in a normal transaction between market participants.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at fair value are given as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying asset using the Binomial Tree, a commonly used technique in the market	Price of underlying asset, volatility, risk-free market return, corporate bond yield rate

Level 3 financial asset valuation techniques measured at fair value that are significant but unobservable inputs variables are as follows:

	Fair value valuation technique	Type	Significant but not observable input variables	Range	Correlation between unobservable inputs and fair value
Derivative assets	Optional pricing model etc.	Stock- related	Price and volatility of underlying asset	12.58%~15.38%	The higher the price and volatility of the underlying asset, the greater the change in fair value

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning	Net Income (*)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending
Financial assets:
Financial assets at FVTPL
Derivatives assets	—	9,434	—	—	—	—	9,434

(*)

The gain amounting to 9,434 million Won for the period from January 11, 2019 (date of incorporation) to December 31, 2019, which is from financial assets that the company holds as at the end of the periods, has been recognized in net gain on financial instruments at FVTPL in the separate statement of comprehensive income.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable inputs would lead to the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for level 3 financial instruments whose fair value changes are recognized in profit or loss and includes stock-related derivatives.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean Won in millions):

	As of December 31, 2019
	Net income (loss)
	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*)	943	(943)

(*)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	1,269,203	1,269,203	1,269,203
Financial liabilities:
Debentures	—	951,387	—	951,387	947,679
Other financial liabilities (*)	—	—	10,745	10,745	10,745

(*)

For loans, other financial assets and liabilities at amortized cost classified as Level 3, the carrying amount was disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques for the fair value of financial assets and liabilities that are recorded at amortized cost are as follows.:

Valuation methods
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by category are as follows (Unit: Korean Won in millions):

Financial assets:	December 31, 2019
	Financial assets at FVTPL	Financial assets at amortized cost	Total
Due from banks	—	1,129,738	1,129,738
Derivatives	9,434	—	9,434
Other financial assets at amortized cost	—	139,465	139,465

Total	9,434	1,269,203	1,278,637

Financial liabilities:	December 31, 2019
Financial liabilities at amortized cost
Debentures	947,679
Other financial liabilities	10,745

Total	958,424

(7)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Interest income(expense)	Reversal of (provision for) credit losses	Others	Total
Financial assets at FVTPL	—	—	9,434	9,434
Loans and other financial assets at amortized cost	7,741	(263)	—	7,478
Financial liabilities at amortized cost	(7,701)	—	—	(7,701)

Total	40	(263)	9,434	9,211

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Investments in subsidiaries are as follows (Unit: Korean Won in millions):

				December 31, 2019
Subsidiaries (*1)	Location	Capital stock	Main business	Number of shares	Percentage of ownership (%)(*2)	Financial statements date of use
Woori Bank	Korea	3,381,400	Finance	676,000,000	100	December 31,2019
Woori Card Co., Ltd.	Korea	896,300	Finance	179,266,200	100	December 31,2019
Woori Investment Bank Co., Ltd.	Korea	337,100	Other credit finance	403,404,538	59.8	December 31,2019
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance	4,900,000	100	December 31,2019
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business	600,000	100	December 31,2019
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information	1,008,000	100	December 31,2019
Woori Fund Service Co., Ltd.	Korea	10,000	Finance	2,000,000	100	December 31,2019
Woori Asset Trust Co., Ltd	Korea	15,300	Finance	1,560,000	67.2	December 31,2019
Woori Asset Management Corp.	Korea	20,000	Finance	2,920,000	73.0	December 31,2019
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance	6,000,000	100	December 31,2019
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance	4,000,000	100	December 31,2019

(*1)	Only subsidiaries invested directly by the company are included.
(*2)	The percentage is based on the effective interest rate relative to the number of outstanding shares.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank (*1)	17,921,151		—	17,921,151
Woori Card Co., Ltd. (*2)	—	1,118,367	—	1,118,367
Woori Investment Bank Co., Ltd. (*2)	—	392,795	—	392,795
Woori FIS Co., Ltd. (*1)	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd. (*1)	1,677	—	—	1,677
Woori Credit Information Co., Ltd. (*1)	16,466	—	—	16,466
Woori Fund Service Co., Ltd. (*1)	13,939	—	—	13,939
Woori Asset Trust Co., Ltd (*5)	—	224,198	—	224,198
Woori Asset Management Corp. (*3)	—	122,449	—	122,449
Woori Private Equity Asset Management Co., Ltd. (*1)	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd. (*4)	—	33,000	—	33,000

Total	17,982,784	1,890,809	—	19,873,593

(*1)	The Company acquired through the comprehensive stock transfer when established.
(*2)	Woori Card Co., Ltd. And Woori investment Bank Co., Ltd. were transferred from second-tier subsidiaries into subsidiaries in September, 2019.
(*3)	The company newly acquired 73% interest in Tongyang Asset Management Corporation and changed the name as Woori Asset Management Corporation.
(*4)

The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019. The name has changed to Woori Global Asset Management Co., Ltd after acquiring.

(*5)	The name has changed to Woori Asset Trust Co., Ltd., after acquiring 67.2% interest of Kukje Trust Co. in December 2019.

10.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Properties for business use	Leasehold Improvement	Total
Premises and equipment (ownership)	—	3,767	1,796	5,563
Right-of-use asset	1,436	384	—	1,820

Total	1,436	4,151	1,796	7,383

(2)	Premises and equipment (ownership)

2.1	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Properties for business use	Leasehold Improvement	Total
Acquisition cost	4,538	2,184	6,722
Accumulated depreciation	(771)	(388)	(1,159)

Net carrying value	3,767	1,796	5,563

2.2	Details of changes in premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Properties for business use	Leasehold Improvement	Total
Beginning balance	—	—	—
Acquisition	4,538	2,184	6,722
Depreciation	(771)	(388)	(1,159)

Ending balance	3,767	1,796	5,563

(3)	Right-of-use asset

3.1	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	2,871	568	3,439
Accumulated depreciation	(1,435)	(184)	(1,619)

Net carrying value	1,436	384	1,820

3.2	Details of changes in right-of-use asset are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Building	Properties for business use	Total
Beginning balance	—	—	—
New contract	2,871	568	3,439
Depreciation	(1,435)	(184)	(1,619)

Ending balance	1,436	384	1,820

11.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Software	Development Cost	Total
Acquisition cost	2,729	1,901	4,630
Accumulated amortization	(1,144)	(176)	(1,320)

Net carrying value	1,585	1,725	3,310

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Software	Development Cost	Total
Beginning balance	—	—	—
Acquisition	2,729	1,901	4,630
Amortization	(1,144)	(176)	(1,320)

Ending balance	1,585	1,725	3,310

12.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Interest rate (%)	Amount
Debentures in local currency:
Others	2.13%~2.55%	950,000
Deduction:
Discounts on bond	(2,321)

Total	947,679

13.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

December 31, 2019
Asset retirement obligation	600

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Beginning balance	—
Provisions provided	588
Amortization	12

Ending balance	600

The amount of the asset retirement obligation is the present value of the best estimate of expected future expenditure to settle the obligation – arising from leased premises as of December 31, 2019, discounted by appropriate discount rate. Expenditures on the asset retirement obligation are expected to take place at the end of the lease contract for leased assets and the average value of the actual recovery construction cost of the subsidiaries where the restoration work took place over the past three years and the average inflation rate of the previous 3-year period were used to calculate the expected expenditures.

14.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Company’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumptions (projected unit credit method which considers the increase of projected earnings) that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the defined benefit retirement pension plans if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

December 31, 2019
Present value of defined benefit obligation	14,174
Fair value of plan assets	(10,692)

Net defined benefit liability	3,482

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Beginning balance	—
Succession from transferred-out company (to transferred-in company) (*)	8,276
Effect of new/transfer	3,360
Current service cost	1,415
Interest cost	253
Remeasurements
Financial assumptions	(457)
Demographic assumptions	542
Experience adjustments	762
Retirement benefit paid	(54)
Others	77

Ending balance	14,174

(*)	601 million won that succeeded to the transferred in company regarding to employees transferred during the current term has been deducted.

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Beginning balance	—
Succession from transferred-out company (*)	8,877
Interest income	129
Remeasurements	(24)
Employer’s contributions	1,710

Ending balance	10,692

(*)	601 million won is supposed to succeed to the transferred-in company regarding to employees transferred during the current term.

(4)

Plan assets consist of fixed deposits and etc. as of December 31, 2019 and the realized return on plan assets amount to 105 million Won for the period from January 11, 2019 (date of incorporation) to December 31, 2019.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 1,629 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the separate statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Current service cost	1,415
Effect of new/transfer	3,360
Net interest income	124

Cost recognized in net income	4,899

Remeasurements (*)	871

Cost recognized in total comprehensive income	5,770

(*)	This is an amount before considering the tax effects.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

December 31, 2019
Discount rate	2.40%
Future wage growth rate	5.27%
Mortality rate	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute

The weighted average maturity of the defined benefit obligation is 10.98 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2019
Discount rate	Increase by 1% point	(1,367)
	Decrease by 1% point	1,596
Future wage growth rate	Increase by 1% point	1,535
	Decrease by 1% point	(1,345)

15.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

December 31, 2019
Other financial liabilities:
Accounts payable	2,424
Accrued expenses	6,651
Lease liabilities	1,568
Other miscellaneous financial liabilities	102

Sub-total	10,745

Other liabilities:
Other miscellaneous liabilities	4,142

Total	14,887

16.	DERIVATIVES

Details of derivative assets as of December 31, 2019 are as follows (Unit: Korean Won in millions):

		Assets
	Contract price	For trading
Stock forwards	117,535	9,434

Derivatives held for trading are classified to financial assets at FVTPL in the statements of financial position (see Note 6).

17.	EQUITY

(1)	Details of equity are as follows (Unit: Korean Won in millions):

December 31, 2019
Capital stock	3,611,338
Hybrid security	997,544
Capital surplus (*)	14,874,084
Capital adjustment	—
Accumulated other comprehensive income	(631)
Retained Earnings	623,930

Total equity	20,106,265

(*)

The amount is paid-in capital in excess of par value due to comprehensive stock transfer at the date of establishment and due to the issuance of new shares at the time of stock exchange with Woori Card shareholders during the current term.

(2)	The number of shares authorized and others are as follows:

December 31, 2019
Shares of common stock authorized	4,000,000,000
Par value	5,000 won
Shares of common stock issued	722,267,683
Capital	3,611,338 million Won

(3)

The Company issued 42,103,377 new shares in the stock exchange process with the shareholders of Woori Card during the current term, which changed the total number of issued shares from 680,164,306 as of the date of establishment to 722,267,683 as of the end of the current term.

(4)	Hybrid security

Details of bond-type hybrid tier 1 securities classified as equity are as follows (Unit: Korean Won in millions)

Type	Issue Date	Maturity	Interest Rate (%)	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000
	2019-10-11	—	3.32	500,000
Issue Cost				(2,456)

Total				997,544

The hybrid security has no fixed maturity but can be called in advance after 5 years from the date of issuance.

(5)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance	Decrease	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	—	(871)	240	(631)

(6)	Regulatory Reserve for Credit loss

In accordance with Paragraphs 1 and 3 of Article 27 of the Regulation on the Supervision of Financial Holding Companies, the Company discloses the regulatory reserve for credit loss.

6.1	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

December 31, 2019
Regulatory reserve for credit loss	—
Planned provision of regulatory reserve for credit loss	692

Ending balance of regulatory reserve for credit loss	692

6.2

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income	628,293
Regulatory reserve for credit loss to be reserved	692
Adjusted net income after the provision of regulatory reserve	627,601
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won) (*)	899

(*)	The dividends of hybrid security are excluded.

(7)	Statement of appropriations of retained earnings (plan) is as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019 (Expected date of disposal: March 25, 2020)
Unappropriated retained earnings:
Dividend on hybrid equity securities	(4,363)
Net income	628,293

623,930

Appropriation of retained earnings:
Legal reserve	62,830
Regulatory reserve for credit loss	692
Cash dividend (dividend per share (%)) 2019: 700 won (14%),	505,587

569,109

Unappropriated retained earnings to be carried forward to next year	54,821

(8)	Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2019
	Number of shares	Book value
Beginning	—	—
Repurchase (*)	2	—
Retirement	—	—
Ending	2	—

(*)	Treasury stocks have been occurred for the provision for odd-lot payment incurred during the partial stock replacement of the shareholders who possess physical stock certificate.

18.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Loans and other financial assets at amortized cost:
Interest on due from banks	7,723
Interest on other receivables	18

Total	7,741

(2)	Interest expense recognized is as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Interest on borrowings	495
Interest on debentures	7,149
Interest on lease liabilities	45
Other interest expense	12

Total	7,701

19.	NET FEES AND COMMISSIONS LOSS

(1)	There is no fees and commissions income for the period from January 11, 2019 (date of incorporation) to December 31, 2019.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Fees and commissions paid	8,202
Others	7,631

Total	15,833

20.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Dividend income recognized from investments in subsidiaries	676,000

21.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Gains on financial instruments at fair value through profit or loss mandatorily measured at fair value	9,434

Total	9,434

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Derivatives (for trading)	Equity forward	Gain on valuation	9,434

22.	IMPAIRMENT LOSS DUE TO CREDIT LOSS

Impairment loss due to credit loss are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Impairment loss due to credit loss on loans and other financial assets at amortized cost	263

23.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Employee benefits	Short-term employee benefits	Salaries	16,706
		Employee fringe benefits	5,340
		Retirement benefit service costs	4,899
		Share-based payment	819

		Sub-total	27,764

Depreciation and amortization			4,098

Other general and administrative expenses		Rent	714
		Taxes and public dues	375
		Service charges	2,290
		Computer and IT related	1,654
		Telephone and communication	482
		Operating promotion	645
		Advertising	65
		Printing	76
		Traveling	373
		Supplies	131
		Insurance premium	280
		Reimbursement	847
		Vehicle maintenance	129
		Others	18

		Sub-total	8,079

Total			39,941

(2)	Performance condition share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2019 are as follows.

2.1	Share-based payment

Subject to	Shares granted for the year 2019
Type of payment	Cash-settled
Performance evaluation period	January 11, 2019 (date of incorporation) ~ December 31, 2022
Base date for payment	January 1, 2023
Number of shares measured as of the closing date (*)	78,023

(*)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2.2

The Company accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2019, expenses and the book value of the liabilities related to the performance condition share-based payment recognized by the Company is 819 million Won.

24.	NON-OPERATING LOSS

(1)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Other non-operating income	5
Other non-operating expenses	(755)

Total	(750)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Others	5

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Donation	755

25.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Current tax expense:
Current tax expense in respect of the current period	—

Sub-total	—

Deferred tax expense:
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	154
Income tax expense relating to items that are recognized directly in equity	240

Income tax expense	394

(2)	The relationship between income before income tax expense deduction and income tax expense in the current comprehensive income statement is as follows:

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income before income tax expense	628,687
Tax calculated at statutory tax rate (*)	165,527
Adjustments:
Effects of income that is exempt from taxation	(179,186)
Effect of expenses that are not deductible in determining taxable profit	1,190
Effect of corporate tax dues to consolidate tax plans	15,839
Others	24

Sub-total	(162,133)

Income tax expense	394

Effective tax rate	0.1%

(*)	The corporate tax rate is 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(3)	Details of changes in deferred income tax assets and liabilities for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on valuation of derivatives	—	(2,594)	—	(2,594)
Provision for loan losses	—	72	—	72
Defined benefit liability	—	1,389	233	1,622
Deposits with employee retirement insurance trust	—	(736)	7	(729)
Provisions	—	165	—	165
Share based payment	—	225	—	225
Others	—	1,085	—	1,085

Net deferred tax assets (liabilities) in total	—	(394)	240	(154)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Deductible temporary differences	3,222
Taxable temporary differences	(7,916,351)

Total	(7,913,129)

No deferred income tax asset has been recognized for the deductible temporary difference of 3,222million Won associated with investments in subsidiaries as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 7,916,351 million Won associated with investment in subsidiaries as of December 31, 2019, due to the following reasons:

-	The Company is able to control the temporary difference of extinguishment.

-	It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Remeasurement of the net defined benefit liability	240

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

December 31, 2019
Current tax assets	—
Current tax liabilities	133,526

26.	EARNINGS PER SHARE

(1)

Basic earnings per share is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for earnings per share and number of shares):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income for the period attributable to owners	628,293
Dividends to hybrid securities	(4,363)
Net income attributable to common shareholders	623,930
Weighted-average number of common shares outstanding (Unit: shares in million)	694
Basic earnings per share (Unit: Korean Won)	900

(2)	Weighted-average number of common shares outstanding as of December 31, 2019 is as follows.

	For the period from January 11,2019 (date of incorporation) to December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares at the time of incorporation	2019-01-11 ~ 2019-12-31	680,164,306	355	241,458,328,630
Stock issuance (Comprehensive stock exchange)	2019-09-10 ~ 2019-12-31	42,103,377	113	4,757,681,601
Purchase of treasury stock	2019-08-26 ~ 2019-12-31	(1)	128	(128)
Purchase of treasury stock	2019-12-13 ~ 2019-12-31	(1)	19	(19)

Sub-total (①)				246,216,010,084

Weighted average number of common shares outstanding (②=(①/355)				693,566,226

Diluted earnings per share is equal to basic earnings per share because there is no dilution effect for the period from January 11, 2019 (date of incorporation) to December 31, 2019.

27.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	As of December 31, 2019, the Company has no litigation cases in progress.

(2)	Details of agreements with financial institutions as of December 31, 2019 are as follows (Unit: Korea Won in millions)

		December 31, 2019
	Financial institutions	Line of credit	Loan balance
Loan	Standard Chartered Bank Korea Ltd.	65,000	—
	Kookmin Bank	35,000	—

	Total	100,000	—

(3)	Other agreements

The Company decided to enter into a stock sales agreement with a major shareholder of Kukje Trust Co., Ltd. to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

The Company recognized 9,434 million Won of derivative assets according to the agreement as of December 31, 2019 (see Note 16).

28.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of December 31, 2019 and its assets and liabilities recognized as of December 31, 2019, major transactions with related parties for the period from January 11, 2019 (date of incorporation) to December 31, 2019 and compensation to key management are as follows:

(1)	Related parties as of December 31, 2019 are as follows:

Related parties
Subsidiaries	Woori Bank, Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Trust Corp. Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust and Woori Bank Principal Guaranteed Trust (“Consolidated trusts”), Kumho Trust First Co., Ltd. and 62 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 12 beneficiary certificates

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte card Co., Ltd, Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 31 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	December 31, 2019
Woori Bank	Cash and cash equivalents	43,670
	Other financial assets	1,229,181
	Allowance for credit losses	(263)
	Other financial liabilities	601
Woori Card Co., Ltd.	Other financial assets	37,754
	Other financial liabilities	267
Woori FIS Co., Ltd.	Other financial assets	1,386
	Other financial liabilities	190
Woori Finance Research Institute Co., Ltd.	Other financial assets	21
	Other financial liabilities	1,320
Woori Credit Information Co., Ltd.	Other financial assets	568
Woori Fund Service Co., Ltd.	Other financial assets	556
Woori Service Networks Co., Ltd.	Other financial liabilities	64

(3)	Gains or losses from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Woori Bank	Interest income	7,741
	Dividend income	676,000
	Interest expenses (*)	47
	Fees and commissions expense	4
	Impairment losses on credit loss	263
	General and administrative expenses (*)	2,365
Woori FIS Co., Ltd.	General and administrative expenses	1,492
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	5,400
Woori Service Networks Co., Ltd.	General and administrative expenses	775

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term are included.

(4)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of the end of the current tem are as follows (Unit: Korea Won in millions):

Related party	Title of account	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Woori Bank	Right-of-use assets (*)	1,436
	Lease liabilities	1,164

(*)	Asset retirement obligations due to lease transactions are included.

(5)	There is no major borrowing and loan transactions with the related parties during the period from January 11, 2019 (date of incorporation) to December 31, 2019.

(6) There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2019	Warranty
Woori Card Co., Ltd.	495	Unused commitments

(7)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Short-term employee benefits	3,683
Retirement benefit service costs	419
Share-based payment	529

Total	4,631

Key management includes registered executives and non-registered executives. As of December 31, 2019, there is no assets, liabilities, allowance and impairment loss due to credit losses from transactions with key management.

(8)	Details of equity transactions with related parties for the period from January 11,2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

	Company	Transaction details	December 31, 2019
Purchase of investment interest	Woori Bank (Subsidiaries)	Woori Card Co. ltd stocks (Investments in subsidiaries)	1,118,367
Purchase of investment interest	Woori Bank (Subsidiaries)	Woori investment bank stocks (Investments in subsidiaries)	392,795
Purchase of investment interest	Woori Bank (Subsidiaries)	Kukje Asset Trust Co. stocks (Investments in subsidiaries) (*)	23,550

(*)	After the acquisition of the shares, the name has changed to Woori Asset Trust Co., Ltd.

29.	LEASES

(1)	Details of lease liability are as follows (Unit: Korean Won in millions):

December 31, 2019
Lease payments
Within one year	1,341
After one year but within five years	249

(2)	Total cash outflows from lease for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Cash outflows from lease	1,289

(3)

The Company recognized the amount of 95 million Won as the lease payments for low-value assets for the period from January 11, 2019 (date of incorporations) to December 31, 2019. There are no lease payments that are not included in total lease payments considered for lease liability measurement as they are short-term leases.

30.	EVENTS AFTER THE REPORTING PERIOD

The Coronavirus disease (COVID-19) outbreak in January, 2020 is having a negative impact on the global economy, including Korea. As a result, the macroeconomic environment is unstable overall. The Company is closely monitoring the situation; however, the impact on the Company due to the Coronavirus cannot be estimated as of the financial statements approval for the issuance date.